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Exhibit 99.7

                            Chris Tyler's secret past
                                  Nick Tabakoff
                              Thursday, 20 Apr 2000
                   From section: News And Features Cover story
                       Publication: Business Review Weekly

Things have seldom been better for Chris Tyler. As chief executive of financial software group Solution 6 during the recent technology-led sharemarket boom, he has been in the right place at the right time. Solution 6's share price soared from 45 cents when Tyler became chief executive three years ago to a peak of $17.70 in December last year. With options over 10% of the company, Tyler's personal paper wealth soared above $340 million late in 1999. It came off sharply in this week's technology stock correction.

Admirers such as Wayne Bos, the managing director of Sausage Software - which is planning a multi-billion-dollar merger with Solution 6 - are effusive in their praise for Tyler. Bos says: "He's a great team-builder. He nurtures good long-term relationships and good teams." Telstra's head of convergent business, Ted Pretty, is also a big Tyler fan. With Pretty leading the way, Telstra is using a 24% stake in Solution 6 as the spearhead for its charge into the e-world.

Telstra's investment in Solution 6 last year, and its subsequent orchestration of the proposed merger of Solution 6 and Sausage (Telstra will own 40% of the new entity), has given considerable prestige to the growing software group. It has also further boosted Tyler's fortunes, marking him as the man who will be at the forefront of the telecommunications giant's charge into the new economy.

But how much do fans such as Bos and Pretty - and the shareholders of Solution 6 and Telstra - know about Christie Steven Tyler? Pretty could not be reached for comment. Bos admits: "I don't know too much about his life, but he's an interesting fellow."

Interesting is an understatement. A BRW investigation of Tyler's business history has uncovered, among other things, his involvement in one of the fastest-ever demises of a company listed on the Vancouver Stock Exchange, which cost investors millions of dollars; a reported 10-year suspended sentence for marijuana possession in Dallas, Texas, in 1985; and business dealings by Tyler with world-famous corporate raiders and sporting identities, along with some less well-known business figures. The 42-year-old Tyler's journey from Dallas to Australia has clearly had more than its share of speed bumps and outright prangs. They include:


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-  His involvement with Lessonware, a company that was floated on the Vancouver
   Stock Exchange on June 17, 1992. Tyler has confirmed that he was the company's president and chief executive. Questions were raised in the Canadian media at the time of the float about the level of public disclosure Lessonware made in the lead-up to its demise. Lessonware stopped trading on the Vancouver exchange in November 1992, after its United States subsidiary filed for Chapter 11 bankruptcy protection. The editor of market information service Canada Stockwatch, John Woods, commented at the time: "It's the fastest Chapter 11 on the [Vancouver Stock Exchange] that I can recall. If I was an investor, I would be furious." Lessonware never traded again on the Vancouver exchange.

- The business association between Tyler and Canadian financier Assa Manhas, a man described in one Canadian newspaper obituary as having been "deeply involved with some of the Vancouver Stock Exchange's most controversial [stock] issues". Manhas was a director and chief financial officer of Lessonware. Manhas and Tyler were listed in the prospectus for the Lessonware float as the joint promoters of the issue. In October 1995, Manhas fell to his death from the 20th floor of a San Francisco hotel.

- Tyler's reported conviction in Dallas in 1985 for possessing more than 50 pounds (22.7 kilograms) but less than 200 pounds (90.8 kilograms) of marijuana, for which he was reportedly given a 10-year suspended sentence. The conviction was first reported by Vancouver Sun journalist and columnist David Baines in August 1992. A Canadian corporate regulatory spokesman says the information published by Baines "... has never, to our knowledge, been denied or disputed by Mr. Tyler".

BRW tried to discuss these issues with Tyler, via telephone and e-mail. Tyler did respond to an e-mailed list of questions. When asked more detailed questions about the reported marijuana-possession conviction, Tyler responded with "No comment", adding, "You are going back over 15 years here. What is your point?"

The point is that shareholders of a public company, like Solution 6, should be aware of the backgrounds of the directors of the company. Tyler's tenure at Solution 6 has been successful, but some details of his past raise questions about a key player in the e-commerce strategy of Telstra, a company owned by 2.2 million Australians.

On the evening of March 30, BRW was talking to Tyler at a cocktail function in the Sydney offices of a Big Five accounting firm. Over a beer, he was asked about his personal wealth. Tyler revealed that he had a paper fortune of more than $200 million, built on his option over 10% of the issued capital of Solution 6.


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Asked whether he owned other assets in Australia or elsewhere, Tyler dropped a bombshell: he said he had another $US220 million of personal wealth in property, stocks, bonds and cash in the United States. He then gave a breakdown of these assets, with specific details of the locations of his property holdings. Asked how he accumulated such wealth, Tyler recalled how he had got into the software industry early, and named software companies he had been in charge of that had been sold into "Nasdaq companies". Among the companies he mentioned were Precision Electronic Products and Lessonware.

The next day, Tyler sent an e-mail to BRW. It said: "After our discussions last night and further review, the information provided does not appear to be accurate. It is very complex and highly structured, and I do not feel comfortable disclosing my private financial information. My Sol 6 options and compensation package are public information and I do not mind full disclosure from that perspective, but I prefer to keep the rest of my personal financial affairs private and confidential. I hope you understand."

Some of the information Tyler divulged was accurate. Precision Electronic Products, for example, was taken over by a Nasdaq-listed entity, Skylink America, in January 1989. During the March 30 cocktail party, Tyler said he had been in the software industry for 22 years. BRW checked this against his biography and resume, which did not make any mention of involvement before 1987.

Tyler now clarifies his involvement: "I have been developing software for over 22 years since I bought my first Apple IIe computer in 1978."

Tyler's biography reveals that his business career commenced 20 years ago. "In 1980, during my third year at Kansas State University, I began my business career by acquiring a country and western bar and smokehouse restaurant out of a Norwest Bank receivership in Belle Fourche, South Dakota." The bar and restaurant was called The Dark Horse Saloon. Tyler claims to have done wonders for the business before he sold it. The biography says: "During the period of my owning and running the business, I operated it profitably, remodelled, renamed and restructured the theme and sold it after five years, generating a significant profit."

From these humble beginnings, Tyler proved to be a dark horse in terms of his business career. He moved into stockbroking, but it was a stepping stone for a move into software and multimedia. After mentioning stints with Merrill Lynch and another broking firm, the biography covers his first significant involvement with the technology industry.


"In 1987, while at Merrill Lynch, I was recruited by one of my clients, who acquired a small interactive technology company, to purchase an



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equity interest in the business and become president and CEO of the interactive multimedia development firm." The firm was Preferred Technologies, and his involvement was to play a prominent part in building his reputation as a software and technology specialist.

Tyler's biography lists other technology companies with which he has been involved. It mentions Lessonware, but does not mention the company's brief life on the Vancouver Stock Exchange.

"... I, along with a partner, Rod Jones, an NFL professional football player, decided to invest in and develop a multimedia titles firm, Lessonware Inc. Rod and I started Lessonware in November of 1989 and have developed three videos, text and audio-based titles aimed at the education markets. It includes an internet delivery program in partnership with Prodigy. While The Study Game has been critically acclaimed, it has not been a commercial success, and Rod and I wound up the operations of Lessonware in 1994."

Others have less fond recollections of Lessonware, particularly people in Canada. The Lessonware story touched an extraordinary array of prominent North American sporting and business figures during the early 1990s. The list of people involved with Lessonware during the brief time it traded in Vancouver includes the world's best-known ice hockey player, Wayne Gretzky, basketball legend Magic Johnson, former National Football League great Joe Montana, former tennis star Chris Evert, astronaut Sally Ride, and Texan oilman and corporate raider T. Boone Pickens.

When Tyler and his co-directors of Lessonware put their deal to Vancouver investors in 1992, it was not an auspicious period for the Vancouver Stock Exchange (which has since merged and been re-named as the Canadian Venture Exchange, also known as the CDNX). Vancouver attracted attention during the 1980s and the early 1990s for some spectacular corporate failures. However, as the CDNX, the exchange's reputation has improved thanks partly to its efforts to improve its own monitoring standards.

Michael Bernard, a spokesman for the region's main corporate regulatory body, the British Columbia Securities Commission, says: "To some degree, by default, there are other markets now that have drawn away some of the problems that we had in the early 1990s. There's now a less-regulated, less-monitored market in the US called the Over the Counter Bulletin Board." In the early 1990s, the Vancouver exchange was what Bernard describes as a "junior capital" market.

Lessonware planned to use a series of "infomercials" and other forms of marketing to sell how-to-study videos for children aged 8-14. Its marketing strategy revolved around the use of celebrities, including


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Gretzky, Johnson, Montana, Evert and Ride, to endorse and promote the centrepiece of Lessonware's product range: a video, The Study Game.

The company raised $C2.25 million from investors and started trading on the Vancouver exchange in June 1992. For a while, things looked rosy. During Lessonware's first two months as a listed company, its share price traded above the $C1.50 a share issue price.

Then criticism of Lessonware started, largely centred on the quality of its flagship product. Tyler's biography claims Lessonware products were "critically acclaimed".

Others had different views. Woods of Canada Stockwatch was quoted in The Vancouver Sun in August 1992 as saying: "The Study Game has a great future. It will soon be at garage sales everywhere ... It's boring. All you have to do is put a 10-year-old in front of it and watch his face, which is exactly what I did. He refused to watch it all."

Such comments did not stop celebrities such as Gretzky and Johnson from promoting The Study Game. In endorsing the video, Gretzky, a high-school dropout, espoused the joys of study: "I've learned that education is extremely important and you can never spend enough time doing it."

Johnson, a man not noted for his academic achievements, said in the video: "When I grew up, the rule around our house was school first and sports second."

The August 1992 article in The Vancouver Sun raised another speed hump in Tyler's past. It reported that, in 1985, he was convicted in Dallas of possession of more than 50 pounds but less than 200 pounds of marijuana and given a 10-year suspended sentence. Tyler was quoted in the article as saying:
"It's been fully disclosed to the securities commission. Otherwise it's a private matter."

The British Columbia Securities Commission is not able to confirm or deny that it has any records concerning this matter or any other aspect of Tyler's past. However, spokesman Michael Bernard says: "David Baines of The Vancouver Sun published certain details of Christie Tyler of Lessonware's background, which have never to our knowledge been publicly denied or disputed by Mr. Tyler."

Reports about Tyler's conviction were seen as damaging to Gretzky, who was a prominent anti-drugs campaigner. A week after the article appeared, Gretzky's agent, Michael Barnett, issued a statement: "Mr. Gretzky has long been a proponent and spokesman for many anti-drug campaigns. He does not condone any such illegal activities. However, Mr. Gretzky is also a believer that people are entitled to a second chance in life."


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By late August, Lessonware's share price had started a precipitous decline, falling well below the $C1.50 issue price. By the end of September, it had dropped to C50 cents. By the time Lessonware shares were suspended on November 13, they were worth C14 cents.

The trigger for the company's final share-price collapse was the announcement on November 3, 1992, that Lessonware Inc, the listed company's Dallas-based operating subsidiary, was filing for Chapter 11 protection under US bankruptcy laws. The company said that it was "... no longer able to finance its fall [autumn] marketing campaign and satisfy its trade payable debt obligations". In a press release issued at the time, Tyler said that a Chapter 11 reorganisation was the "only reasonable alternative".

A new controversy emerged after Lessonware filed for Chapter 11 protection. The adequacy of the company's disclosures about a key financial transaction - a "put option" issued to the US corporate raider, T. Boone Pickens - was questioned in the Canadian media.

Before Lessonware's float in June 1992, one of the main incentives for potential investors was the disclosure in its prospectus that Pickens would be both an adviser to and investor in the company. Pickens' private company, Boone Co, had bought 250,000 shares at $US1 per share, an apparent vote of confidence in Lessonware. However, the prospectus also revealed that this was not a straight share-purchase transaction; there was a sweetener for the deal.

Assa Manhas, Lessonware's chief financial officer, offered to personally buy back Pickens' stock for $US1 at any time within 30 days of the company's listing. This was described in the prospectus as a "put option". Manhas personally assumed the liability for this option. According to The Vancouver Sun, the most likely reason for this was because the company itself could not offer to buy back shares from a shareholder without making a similar offer to all shareholders.

Things soon became more complicated. A month later, when the put option was about to expire, Manhas was reportedly asked by Pickens to extend the expiry date from July until the end of October 1992. Manhas refused, but there was reported concern within the company that, if the option was not extended, Pickens could exercise it, thereby quitting his stake in Lessonware.

According to The Vancouver Sun, if Pickens abandoned Lessonware, a $5-million convertible debenture financing that the company was organising in July 1992 would have been jeopardised. Lessonware reportedly made a deal with Manhas. If Manhas agreed to extend the



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option to October 31, the company would agree to buy any shares put to him by
Pickens. Brian Irwin, the company's outside counsel at the time, said that this arrangement was permissible, because Manhas was an employee, and Lessonware was allowed to buy back shares from an employee.

At this point, the company reportedly failed to keep its investors informed of developments. It did not reveal that the option had been extended or that the company had, in essence, assumed the liability for it. Canada Stockwatch's Woods was quoted in The Vancouver Sun at the time as saying that the company "wasn't anxious to make it known that this world-famous investor was making rumblings".

With Pickens' "rumblings" temporarily silenced, Lessonware announced in August 1992 that the Texas oilman was to become an advisory director of the company after the convertible debenture financing was completed. Meanwhile, Lessonware had placed $US250,000 in a trust account to guarantee payment to Pickens if he exercised his put option. This did not help the company's finances, which were deteriorating rapidly.

By October 30, 1992 - the day before Pickens' option expired - Lessonware shares had fallen to C52 cents. This was well below the $US1 exercise price for the put option over Pickens' $US250,000 stake in Lessonware. Pickens gave notice to the company on October 30 that he was planning to exercise the option. Shareholders were not advised of this development until November 3, when Lessonware Inc, the US operating subsidiary of the listed company, announced it was filing for Chapter 11 protection.

Two significant disclosure issues were raised in the Canadian press about Lessonware after the Vancouver Stock Exchange halted trade in the stock in November 1992. One related to its failure to publicly reveal anything about the transfer of the liability for the option from Manhas to the company in July 1992. The second related to the four-day delay between the notice being served about Pickens exercising his option (October 30) and the company informing shareholders (November 3).

The British Columbia Securities Commission reviewed the matter, but no action was taken against any Lessonware officers. Lessonware never again traded on the Vancouver Stock Exchange, but one significant postscript to its Vancouver listing has been found. In a letter to shareholders, dated April 2, 1993, Tyler provided an explanation of why Lessonware Inc filed for Chapter 11 protection "so quickly", and how the company was preparing to "emerge from bankruptcy as a healthy and viable company".


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The letter did not mention the put option issued to Pickens, or the criticism of
The Study Game. Tyler's tone in the letter was upbeat. In the first paragraph, he said: "Lessonware is now preparing to emerge from the bankruptcy as a healthy and viable company." He explained the company's Chapter 11 filing by saying:
"Cash was depleting rapidly and it was clear that our current sales and marketing plans were not going to be sufficient to pay the debt accumulated in the build-up of inventories."

Under the heading can lessonware succeed?, Tyler unequivocally replied, "Yes! While the company has had a slower than anticipated start, its prospects to ultimately succeed are extremely promising. The Study Game is a high-quality product. Feedback on the product is excellent".

Tyler revealed that the centrepiece of the company's reorganisation plan was "
 ... receiving $US550,000 in new proceeds through an equity offering in Lessonware Inc". He told shareholders that if they did not participate in the equity offering, "you will be significantly diluted in your current Lessonware holdings. This financial instrument is being used to protect you and the rest of our current investors and shareholders."

Tyler informed investors that on completion of its "reorganisation plan", Lessonware would seek to re-establish a trading relationship with the Vancouver Stock Exchange and list in the US. However, he added, "The company does not foresee the stock trading on the Vancouver Stock Exchange in the near future".

He went on to strongly criticise Vancouver regulators: "The company has diligently and assertively sought to release the trading ('hold') restriction invoked on Lessonware Ltd by the Vancouver Stock Exchange and the British Columbia Securities Commission. During the past six months, management has satisfied every request of the Commission and Exchange in post-haste fashion. However, our repeated efforts and expense have not received a review or response by the bodies."

BRW asked Tyler what happened to his rescue plans for Lessonware. In his response, he says: "Lessonware was reorganised under bankruptcy protection and wound up as an operating company."

BRW also asked Tyler a string of specific questions about Lessonware: whether he knew about the put option issued to Pickens; about the reported extension of the term of the option; about the assumption of liability for the option by Lessonware (after Manhas had initially assumed this liability) and the timing of the company's announcement on these matters; for details of his relationship with Manhas; and whether he disclosed details of the reported marijuana-possession conviction to Canadian securities authorities before Lessonware's June 1992 float.
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Tyler answered these questions with a single, e-mailed paragraph: "Putting this in perspective with the rest of what I consider an exceptionally successful career, I believe this experience has made me a more seasoned, capable and experienced executive. I have never hid from this and in fact I am quite proud of the experience. In every way, we acted legally, professionally and responsibly and we have always represented the experience accurately ... any other suggestion would be inappropriate."

According to Vancouver Stock Exchange records and Bloomberg financial news service, Lessonware was formally delisted from the Vancouver exchange in March 1994.

Tyler's biography notes that after Lessonware, he developed a "master franchise" of a fast-food chain, before moving on to the management consulting firm EDS. While he was with EDS, Tyler's career changed direction. His biography says he was approached in 1995 by one of his clients, Telecom New Zealand, to serve as general manager of new media.

Tyler's career bloomed in Australasia. His move to Solution 6 from Telecom New Zealand in 1997 has capped the remarkable rise of the man who once ran The Dark Horse Saloon. His much-publicised option over 10% of the issued share capital of Solution 6 has given him a powerful position on the corporate scene. Tyler may have taken a lucrative road in his business career, and left behind the speed bumps of his past. However, a group of Canadians who bought shares in a company called Lessonware are unlikely to forget the name Christie Steven Tyler in a hurry.

The author owns Telstra shares.

Chris Tyler

Age: 42

Born: Texas, USA.

Lives: Los Angeles / Sydney.

Background: Managing director and chief executive officer of accounting software company Solution 6 from April 1997 to April 2000.

Previous positions include merchant banker, general manager of Telecom New Zealand internet services, corporate financial specialist for Merrill Lynch and president and chief executive officer of Preferred Technology. He is a director of OzEmail.

FYI: Tyler's first business was his own country and western bar and smokehouse restaurant established during his third year at university.